INVEST IN **SONATAFY TECHNOLOGY**

Our Mission Is To Dramatically Simplify Software Development Outsourcing



SOFTWARE
DEVELOPMENT
OUTSOURCING
AS FEATURED IN
Forbes &
Entrepreneur

sonatafy.com Las Vegas NV

Technology | Software | Software Engineering | B2B | Tech

LEAD INVESTOR

Ramon Armenta Co-Founder, CEO HR Group, LLC

Sonatafy is a great, fast growing technological company, I know them for several years now and I know for a fact that they have a solid structure and his team is made up of highly qualify, professional and ethical people with the experience to render an exceptional service to their clients. This project is a great opportunity to increase your capital investing in technological companies in Latin America, this is the reason that gives me confidence to invest in them, so if you are looking to get a good dividend or profit for your investment, this is the way to go.

Invested $25,000 this round

Highlights

1. 👀 Seeking Growth Capital Not Start-up Capital
2. 💥 Recurring Monthly Revenue over $500k per month (as of 5/1/22)
3. 💰 Estimated $6M to $8M 2022 Revenue
4. 💫 $33M+ of Customer Pipeline (as of 5/1/22)
5. 🌱 200%+ YoY Projected Revenue Growth
6. 💪 Expert Team w/ 100+ Years of Combined Experience

6. 💪 Expert Team w/ 100+ Years of Combined Experience

7. 📈 US Tech Software & Services spend is $825B and growing
8. 💥 Featured in Forbes, Entrepreneur and More

Our Team



Steve Taplin Co-Founder, CEO

Over 20 years of technology experience with a proven track record of success in both the entrepreneurial and corporate world. Steve is also regularly published in Forbes and Entrepreneur Magazine.



David Turner Co-Founder, Board of Advisors

Over 20 years of executive, operations, & tech experience managing technology teams. Served in multiple capacities & executive leadership positions including Board of Directors for companies both in the US & abroad.

Why Sonatafy Nearshoring?

Whether you're familiar with nearshoring or this is your first time considering an augmented software team, Sonatafy is here to help. Many businesses continue to add nearshore software outsourcing to their development process, helping them to save money while also enhancing productivity. Nearshoring also helps to protect your company's assets. At Sonatafy, our goal is to match you with top talent that complements the existing skillset of your IT team.

The Problem

DEVELOPER
INSUFFICIENCY



Despite a growing need for engineers, companies struggle to **find the right developer** within their project's timeframe.

Companies struggle to hire software developers fast enough due to the high demand of these resources and their internal processes. There is also a lack of access to affordable and skilled software development resources to meet companies' budgets and timelines.

US based teams often need to supplement their internal expertise, but they are experiencing burnout from working with offshore teams operating in different time zones.

What problems do we help solve?

What problems do we help solve?

- Sourcing high-demand software developer talent
- A need for skilled and affordable software developers on a tight timeline
- Burnout of US teams from working across different time zones
- Companies lack the necessary expertise to ensure software success

The Solution

ACCELERATING
DEVELOPMENT



Providing your teams with talented developers & engineers, helping you **reach your goals with greater efficiency.**

We help our clients' software product and solution strategies by building software teams that help them accelerate their software development efforts.

Sonatafy has over 100 years of combined technical leadership and software development experience, and a proven track record of delivering high-quality talent and software solutions. This allows us to proudly serve our customers by matching top talent from Latin America with companies looking to increase growth and manage costs.



SAY GOODBYE TO:

- ✓ Off-Hour Meetings
- ✓ Incomplete Projects
- ✓ Miscommunication
- ✓ Cultural Difference
- ✓ Missed Deadlines

We specialize in building software solutions for SaaS, healthcare/life sciences, financial, and other niche industries as we understand software compliance, scalability, security and creating long-term relationships.

YOUR TIME ZONE,
LANGUAGE AND CULTURE

Headquartered in the US, with teams throughout Latin America, our Software Developers and Executive Staff provide **Same Time Zone and English-Proficient services to the Western Hemisphere.**


OUR DEVELOPERS WORK IN YOUR TIME ZONE

The Product

TOP SOFTWARE DEVELOPMENT



Our team of Talent Acquisition Specialists and rigorous coding tests allows us to **indentify world-class software developers.**

We have established our company as a preferred partner for our clients by providing best-in-class nearshore software development, software consulting services/expertise, and high-level customer service.

Unique IP matching software developers to clients

Our company has unique technical and business IP, which we call NEXXUS, that streamlines the process of sourcing great software talent and matching them with various client's unique business needs. This unique IP provides us with significant operational efficiencies over our competitors.

IP MATCHING EFFICIENCY FORMULA

Our team of Engineers and Talent Acquisition Specialists quickly identify the clients needs and initiate our IP matching processes to locate and deploy the **most effective**

matching processes to locate and deploy the **most effective team for the job.**

CLIENT PROJECT **EVALUATION**

RESOURCE **IP MATCHING**

HIGHLY SUCCESSFUL **DEPLOYMENTS**

Our company is a leading provider of nearshore software developer services and experts in cloud solutions, web and mobile applications, e-commerce, big data, DevOps practices, QA, IoT, and machine learning.



1

EXECUTIVE & TECHNICAL **CONSULTATION**

Our senior team will meet with you so that we can provide the most strategically selected engineering resources available to **efficiently address your needs.**

2

DESIGN SOLUTION & **MATCH UP TOP TALENT**

After identifying your needs, our highly trained engineers and talent acquisition specialists will **assemble the perfect team for YOUR company.**





3

TEAM PLACEMENT
AND KICKOFF

Upon contract approval, your team is immediately assembled and ready to learn, adapt and become an **effective part of your organization.**

Traction

Estimated top-line revenue of up to $8M in 2022 and growing!

We are leading to an estimated $6M to $8M in top-line revenue in 2022, derived from both new customers and expanded engagements with existing customers. Over the next 12 months, management is endeavoring to grow net profit margins in excess of 20%.

REVENUES &
OPPORTUNITIES

Since inception in 2020, the Sonatafy Team completed its first acquisition of another software company *and* has had exponential growth in overall revenues, with positive expectations for **new, future business.**



$7M
$6M
$5M
$4M
$3M
$2M
$1M
~$1.8M
~$3.6M
~$6 - $8M
~$8 - $12M
POTENTIAL CONTRACTS
LEVERAGING
$33M+
OPPORTUNITIES
PIPELINE!
(AS OF 5/1/2022)
2020
2021
2022
2023

~$1.8M	Company started in 2020, completed its first acquisition of another software company. Audited revenue amount listed.
~$3.6M	Explosive growth, estimated revenues of $3.6M.

~$6 - $8M Estimated revenues of $6M to $8M based on current signed contracts.

~$8 - $12M $8M to $12M based on current revenues and customer pipeline.

Average client engagement of more than 1 year

Being in the *right* place at the *right* time with the *right* team, we have been industry leaders in adapting to the new remote distributed environment for software teams—accelerated by the COVID pandemic. We have a YoY projected revenue growth of 200%, with projected 12 month revenue increases of up to 250+%, based on current contracts. We also have a strong customer pipeline of over $33M (as of 5/1/22) of new opportunities.

- Won numerous software industry awards

- Regularly featured in Forbes and Entrepreneur Magazine

FINANCIAL PROJECTIONS

Projections for Sonatafy to grow Organically without $3M Investment*

Sonatafy Technology Annual Projections- Organic without Investment	2020	2021	2022	2023	2024	2025	2026
Total Revenue	$1,880,144	$ 3,644,661	$ 7,264,016	$ 12,119,935	$ 17,400,165	$ 22,067,617	$ 27,987,074
Total Expenses	$1,994,745	$ 3,700,659	$ 6,801,722	$ 10,179,804	$ 13,998,127	$ 17,468,479	$ 21,690,898
Operating Profit	$ (114,601)	$ (55,998)	$ 462,294	$ 1,940,131	$ 3,402,039	$ 4,599,138	$ 6,296,175
Operating Margin	-6%	-2%	6%	16%	20%	21%	22%

Projections for Sonatafy to grow with $3M Investment*

Sonatafy Technology Annual Projections- Organic with $3M Investment	2020	2021	2022	2023	2024	2025	2026
Total Revenue	$1,880,144	$ 3,644,661	$ 7,764,016	$ 16,537,003	$ 25,079,913	$ 30,990,685	$ 39,303,682
Total Expenses	$1,994,745	$ 3,700,659	$ 8,015,786	$ 13,482,723	$ 18,501,941	$ 22,682,028	$ 27,379,426
Operating Profit	$ (114,601)	$ (55,998)	$ (251,770)	$ 3,054,279	$ 6,577,971	$ 8,308,657	$ 11,924,256
Operating Margin	-6%	-2%	-3%	18%	26%	27%	30%

1) 2020 and 2021 figures shown are not audited. Reviewed financials for period from 8-21-20 to 8-21-21 are included in our Form C and Confidential Private Offering

2) Preferred distributions to investors until 100% of capital is returned as described in Form C and Private Offering Documents

3) The projected returns shown above are for illustrative purposes only. They are not binding on Sonatafy and are not intended to suggest the actual amount of cash, if any, that may be paid by Sonatafy to any investor at any time. You should make an investment in Sonatafy only after reviewing our Form C or Confidential Private Offering including the "Risk Factors" set forth therein and all Exhibits attached thereto.

4) SEE DISCLAIMER REGARDING FORWARD LOOKING TERMINOLOGY AT END OF PRESENTATION

Customers

DELIVERING RESULTS
& SATISFACTION



Our Executive Team proudly provides complete support for each project from **deployment to completion.**

Our client-centric software solutions have made us the provider of choice for clients such as Freshly, Sharper Image, Evernote and Caterpillar to name a few. With thousands of software engineers deployed to date, clients love our

personalized high-touch approach. As of 5/1/2022 we have over **30 clients netting us over $500k of monthly revenues and our client base is growing quickly**. With high-quality delivery and strong customer support, we enable a client to focus on business decisions rather than software issues.

HAPPY CLIENTS
LOYALTY EARNED

We are excited to work with companies of any shape or size in **any industry that could benefit from technology.**


IBM
TaylorMade
Datacubed
Health
FRESHLY
AKIDO
FOX

THE SOLUTION IS
WITH SONATAFY



Sonatafy has quickly developed a solution to the accelerated move to a Work-From-Home model, **helping you adapt fast.**

Business Model

The Sonatafy Solution allows companies to adapt and succeed in this new

business environment.

Our powerful marketing and sales engine has generated a **$33M current client pipeline** (as of 5/1/22), leading to regular Zoom meetings with C-Level executives looking for solutions for their software development teams and projects.

How We Make Money

1) **Upfront Fees:** Depending on the project, we may receive $2k–$40k+ in upfront fees for due diligence and/or putting the project teams together.

2) **Monthly Recurring Fees:** In our software solutions, we are typically dedicating full-time resources to each client. In a typical client scenario, we place from 3 to 11+ resources and charge fixed monthly fees for each resource.

The market for Tech services and Software spend in US is at $825B and growing!

Our software service offerings are highly praised by our clients. We target new clients ranging from the Small to Medium Sized Business (SMB) market to Fortune 1000 firms.


AN EVER-GROWING
DEMAND FOR TECH SERVICES
According to IDC, there is an estimated $5 Trillion Global Spend on Information Technology services. 50% of IT spend is on Tech & Software alone and 33% is expected from US Businesses!
ACCORDING TO IDC
$5T
2021 GLOBAL
IT SPEND
50%
OF IT SPEND IS
TECH & SOFTWARE
33%
OF TOTAL SPEND IS
EXPECTED FROM
US BUSINESSES
GLOBAL ICT SPENDING - FORECAST 2020 - 2023. IDC. (N.D.). HTTPS://WWW.IDC.COM/PROMO/GLOBAL-ICT-SPENDING/FORECAST.

Trends in the software development market

Client-centric software solutions are in high demand given the exponential growth of technology products. Producing innovative software solutions requires teams that are constantly collaborating and working efficiently. Geographical proximity (for in-person meetings when needed), cultural similarities, and time zone alignment are key factors for innovation—causing companies to increasingly migrate towards nearshoring solutions vs offshoring to meet their company goals.

Competition

Sonatafy Technology is different from typical freelance and recruiting options. Not only do we provide top-tier talent resources, but we also provide the process of fully integrating these resources with your development teams. This leads to improving and escalating your teams long-term, as compared to short-term, temporary placements.


BUILDING YOUR TEAMS
FOR LONG-TERM SUCCESS
Sonatafy Technology takes great pride in providing businesses with talented resources that become valued, long-term members of your team, not just freelance or gig workers.
SONATAFY TECHNOLOGY
LONG-TERM & DEDICATED RESOURCES
FULL EXECUTIVE TEAM SUPPORT
TOP 1% DEVELOPERS & ENGINEERS
EMPLOYEES NOT GIG WORKERS
OUR COMPETITION
Toptal.
Upwork
fiverr.
FREELANCE / GIG
SHORT-TERM PROJECTS
REDUCED DEDICATION
randstad
Michael Page
Robert Half
RECRUITERS
TRANSACTIONAL
INDEPENDENT SEARCH
accenture
Pivotal Labs
Infosys
OUTSOURCING
OFFSHORE RESOURCES
ONLY WORK WITH LARGER CLIENTS

Vision

Continue explosive growth and expand to additional countries throughout Latin America.

Within the next 12 months, we would like set up operations in additional markets located in Latin America with a preference towards Colombia, Brazil, Uruguay, and Argentina. This will enhance the breadth of our service and resource offerings with complementary customer bases. We will focus on achieving massive operating efficiencies to result in higher margins.


MARKET EXPANSION AND ACQUISITION TARGETS
SOFTWARE ENGINEERING FIRMS
Utilize our infrastructure, processes, sales motion and leadership to create efficiencies in other markets and with additional companies to accelerate our growth.
MEXICO
COLOMBIA
URUGUAY
ARGENTINA
WE HAVE IDENTIFIED THESE INITIAL MARKETS FOR EXPANSION WITH SOME POTENTIAL ACQUISITION OPPORTUNITIES.

Investors

Explosive revenue growth with a huge client sales pipeline

Sonatafy regularly receives interest from Private Equity and Global IT firms to acquire our company. However, we're looking to create greater value for our investors with the goal of building the company to $50M~$80M in annual revenue. Our powerful sales strategy, combined with a current customer pipeline of $33M (as of 5/1/22 and growing), is key to us achieving these goals!

COMPANY VALUATION

This data consists of private company valuations for software and internet services firms that raised $10M in 2021 (all similar size companies with early-stage equity funding) as well as publicly traded firms in similar industries. **This list is a sample and not intended to represent every private or public company.**

Publicly Traded Software Services Companies

Company	2020 Revenue	Market Cap	Valuation Multiplier
Accenture	$44.3B	$227B	5.1x
Sapiens	332.9M	1.86B	4.7x
TCS	$22B	$168B	7.3x
Wipro	$720M	$50.6B	70x
Infosys	$12.8B	$40.6B	3.2x
Cognizant	$16.8B	$43.3B	2.6x
EPAM Systems	$2.7B	$35.5B	13.1x
MicroStrategy	$481M	$7.3B	15.1x
HCL Technologies	$10.02B	$40B	4x
Progress Software	$442M	$2.2B	5x
Elastic	$89.7M	$15.5B	17x

Private Company, Software Services, with $10M Raise in 2021: Source of Data: privco.com

DATE	COMPANY	FUNDING AMOUNT	INDUSTRY	FUNDING TYPE	2020 REVENUE	VALUATION	VALUATION MULTIPLE
8/30/2021	Blaccord.ai	$10MM	Software & Internet Services	Equity Funding (Round A)	$1M	$30M	30x
8/31/2021	ArChain.ai	$10MM	Software & Internet Services	Equity Funding (Round A)	$2M	$45M	22.5x
8/31/2021	Anima App	$10MM	Software & Internet Services	Equity Funding (Round A)	$1M	$40M	40x
8/24/2021	Crutaro	$10MM	Software & Internet Services	Equity Funding	$12M	$65M	5.4x
6/8/2021	Rise Science, Inc.	$10MM	Software & Internet Services	Equity Funding (Round A)	$2M	$45M	22.5x
5/18/2021	Brithe	$10MM	Software & Internet Services	Equity Funding (Round A)	$3M	$45M	15x
5/17/2021	Zoe Financial	$10MM	Software & Internet Services	Equity Funding (Round A)	$4.4M	$45M	11.25x
5/13/2021	Clinch Labs Inc	$10MM	Software & Internet Services	Equity Funding (Round A)	$7M	$40M	5.7x
5/20/2021	Anvilogic, Inc.	$10MM	Software & Internet Services	Equity Funding (Round A)	$3M	$45M	15x
5/5/2021	Pharcs, Inc.	$10MM	Software & Internet Services	Equity Funding (Round B)	$4M	$50M	12.5x
5/5/2021	Iterby Corp.	$10MM	Software & Internet Services	Equity Funding (Round A)	$7M	$30M	4.28x
4/28/2021	RebelRain Inc	$10MM	Software & Internet Services	Equity Funding (Round A)	$1M	$40M	40x
4/30/2021	Signal Advance	$10MM	Software & Internet Services	Equity Funding (Round A)	$3M	$50M	16.6x
4/14/2021	Pearpop	$10MM	Software & Internet Services	Equity Funding (Round A)	$1M	$50M	50x
4/15/2021	Flexi Inc.	$10MM	Software & Internet Services	Equity Funding (Round A)	$1.5M	$30M	15x
3/26/2021	Anvi, Inc.	$10MM	Software & Internet Services	Equity Funding	$3M	$40M	13.3x
3/25/2021	Anyroad, Inc.	$10MM	Software & Internet Services	Equity Funding (Round A)	$10M	$80M	8x
3/22/2021	Counterpart	$10MM	Software & Internet Services	Equity Funding (Round A)	$1M	$60M	60x
3/17/2021	Cylera, Inc.	$10MM	Software & Internet Services	Equity Funding (Round A)	$4M	$65M	16.25X
3/2/2021	Around	$10MM	Software & Internet Services	Equity Funding (Round A)	$4M	$45M	11.25x
2/18/2021	Artic, Inc.	$10MM	Software & Internet Services	Equity Funding (Seed/Angel)	$3M	$30M	10x

1) Sonatafy's contractually committed revenue as of 1/20/22 **for the next 12 months (NTM) is ~$700,000 per month, or ~$8,400,000.**
2) We are a company looking for **growth capital**, not seed funding.
3) Our Managers / Board of Advisors include accomplished technology executives with large exits.
4) The lowest valuation multiplier for the private companies was 4.28x and the highest of 60x of revenues and the publicly traded companies in this category showing Valuation multipliers of 2.6x to 328x of revenues
5) The Sonatafy **$30M valuation is a 3.57x multiplier** of committed revenue. This valuation multiplier is significantly less than justified by the data above
6) **SEE DISCLAIMER REGARDING FORWARD LOOKING TERMINOLOGY AT END OF PRESENTATION**

Investments raised will potentially be used to expand in additional markets and or business acquisitions, operating and growth capital, marketing and technology, computers and equipment, long-term debt payoff, legal and taxation expenses, and contingency.



FUNDING &
ALLOCATION
Our Funding & Allocation strategies are developed to produce the most effective outcomes and equal distribution of resources to enhance operations and the customer experience.
INVESTMENT RESOURCES
EXPAND TO ADDITIONAL MARKETS
POTENTIAL BUSINESS ACQUISITIONS
COMPANY OPERATIONS
GROWTH CAPITAL
LONG TERM DEBT

Founders

We are led by a world-class team of business leaders and software/technology entrepreneurs who have had many successful exits.

KEY EXECUTIVE

STEVE TAPLIN

CO-FOUNDER & CEO





Over 20 years of technology experience with a proven track record of success in both the entrepreneurial and corporate world. Steve is also regularly published in Forbes and Entrepreneur Magazine.

KEY EXECUTIVE

DAVID TURNER

CO-FOUNDER &
BOARD OF ADVISORS



Over 20 years of executive, operations, & tech experience managing technology teams. Served in multiple capacities & executive leadership positions including Board of Directors for companies both in the US & abroad.

DISCLAIMER

CERTAIN INFORMATION CONTAINED IN THIS MEMORANDUM CONSTITUTES "FORWARD-LOOKING STATEMENTS" THAT CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "ESTIMATE," "PROJECT," "TARGET," "INTEND," "CONTINUE," OR "BELIEVE" OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. FURTHERMORE, ANY PROJECTIONS OR OTHER ESTIMATES IN THIS MEMORANDUM, INCLUDING ESTIMATES OF RETURNS OR PERFORMANCE, ARE "FORWARD-LOOKING STATEMENTS" AND ARE BASED UPON CERTAIN ASSUMPTIONS THAT MAY CHANGE. DUE TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS MEMORANDUM, ACTUAL EVENTS OR RESULTS OR THE ACTUAL PERFORMANCE OF THE COMPANY MAY DIFFER MATERIALLY FROM THOSE REFLECTED OR CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. MOREOVER, ACTUAL EVENTS ARE DIFFICULT TO PROJECT AND OFTEN DEPEND UPON FACTORS THAT ARE BEYOND THE CONTROL OF THE COMPANY AND ITS AFFILIATES. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT EVENTS OR CIRCUMSTANCES OCCURRING AFTER THE DATE OF THIS MEMORANDUM. NO REPRESENTATION OR WARRANTY IS MADE AS TO FUTURE PERFORMANCE OR SUCH FORWARD-LOOKING STATEMENTS. NEITHER THE DELIVERY OF THIS MEMORANDUM AT ANY TIME NOR ANY SALE IN CONNECTION HEREWITH SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT